

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

June 7, 2007

Mr. James Kerr
Executive Vice President and Chief Financial Officer
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, Ohio 44236

   Re: **Jo-Ann Stores, Inc.**
      Form 10-K for Fiscal Year Ended January 28, 2006
      Filed April 13, 2006
      Form 10-K for Fiscal Year Ended February 3, 2007
      Filed April 19, 2007
      Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006
      and October 28, 2006
      Filed June 8, 2006, September 7, 2006 and December 7, 2006
      Response letters dated February 16, 2007, April 4, 2007
      and May 3, 2007
      File No. 1-06695

Dear Mr. Kerr:

   We have reviewed your response letters and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

General

1. We have reviewed your response to comment 1 in our letter dated April 5, 2007. Based upon our review, we continue to believe that you have two operating segments under paragraph 10 of SFAS 131. Although you continue to maintain

that your CODM manages and reviews the Company's financial results as a single operating segment and that you do not allocate resources based on store format, we believe the following factors appear to suggest otherwise:

- We note multiple examples of disclosures included in your periodic reports to suggest that you differentiate the operational performance between your traditional stores and superstores.

- As you indicated in your April 4, 2007 response letter, strategic decisions to open a superstore are based upon sales potential. If a site has the potential to support the sales of your larger superstore format, you will open a superstore and in most cases close your existing traditional store, if any, within the trade area. It appears to us that you are allocating resources, i.e., the opening of new superstores and closing traditional stores, based upon the likelihood of a particular market to be able to support the sales of the larger superstore format. We believe that these differences in the anticipated sales growth between your traditional stores and superstores are operational results you are regularly reviewing to make decisions about resources to be allocated to each segment and assess its performance. We note from page 23 of your Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that you review net sales, including same-store sales by your two store formats, traditional stores and superstores in evaluating financial performance. You also indicate that you closely monitor per transaction average ticket value and customer transactions, both in total and by store format and sales per square foot performance in both of your store formats and compare them with your immediate competitors.

- You have discrete financial information which supports our view that your traditional stores and superstores are segments. We do not believe that the exclusion of costs associated with your receipt of product and the operation of your distribution centers, store support center, interest and taxes should preclude segment determination. These activities should be reported in an "all other" category as prescribed by paragraph 21 of SFAS 131.

- We note your view that although you believe you operate as one segment, if you were to alter your current practices and begin to manage the store formats as separate operating segments, you would meet the criteria for aggregation into a single reporting segment due to sufficiently similar economic characteristics. However, we note that your analysis of gross margins and EBITDA as the basis for your conclusion only identifies the absolute differences in EBITDA between your store formats. On a relative basis, it appears that the 2% difference in EBITDA between your two store formats is sufficiently dissimilar to allow aggregation. Also, we believe that sales volume and expected sales growth should also be quantitative measures used to compare these segments for economic similarities since it seems these measures are the basis for determining resource allocation.

Based upon these factors, we are unable to agree with your assertion that providing store format information would not be beneficial to users of your financial statements. We strongly believe that there are enough operational differences to render this information helpful in assessing the company's total performance and the direction of your strategic initiatives.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief